UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report

**Pursuant To Section 13 or 15 (d) of the
Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported)   December 13, 2011

CNB CORPORATION
(Exact name of registrant as specified in its charter)

South Carolina	**000-24523**	**57-0792402**
(State or other jurisdiction	(Commission File	(IRS Employer
of incorporation)	Number)	Identification No.)

P.O. Box 320, Conway, South Carolina   **29528**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code   **(843) 248-5721**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 5 – Corporate Governance and Management

Item 5.02. Election of Director

On December 13, 2011, the Board of Directors elected Dana P. Arneman, Jr. to fill the vacancy on the Board of Directors of CNB Corporation created by the resignation of Edward T. Kelaher. The Board of Directors of the Company's wholly owned subsidiary, The Conway National Bank, as well, elected Mr. Arneman to its Board of Directors to fill the vacancy created on the Bank's Board of Directors as a result of the resignation of Edward T. Kelaher. The Company's Board of Directors appointed Mr. Arneman to its Audit Committee, and the Board of Directors of the Company's wholly owned subsidiary, The Conway National Bank, appointed Mr. Arneman to its Audit Committee. There was no arrangement or understanding with any other person pursuant to which Mr. Arneman was elected as a director. There are no relationships between Mr. Arneman and the Company that would be required to be disclosed pursuant to 17 CFR 229.404(a)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

December 16, 2011   CNB CORPORATION

                                                     /s/L. Ford Sanders, II
                                                     L. Ford Sanders, II
                                                     Executive Vice President,
                                                     Treasurer and Chief Financial Officer